SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

==============================================================================

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                                Amendment No. 5

                         The Goldman Sachs Group, Inc.
             -----------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
             -----------------------------------------------------
                        (Title of Class of Securities)

                                  38141G 10 4
             -----------------------------------------------------
                                (CUSIP Number)

                              Wallace G. K. Chin
                       Kamehameha Activities Association
                             567 South King Street
                            Honolulu, Hawaii 96813
                           Telephone: (808) 523-6299

         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)
 -----------------------------------------------------------------------------

                                April 26, 2001
 -----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        (Continued on following pages)

---------------------------
CUSIP NO. 38141G 10 4                13D
---------------------------

------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        Kamehameha Activities Association
------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        As to a group consisting of the KAA(1) and the
              Estate of Bernice Pauahi Bishop                          (a) [x]
        As to a group consisting of the Covered Persons(1) and SMBC(1) (b) [x]
------------------------------------------------------------------------------
    3.  SEC USE ONLY
------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS
        OO
------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [ ]
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Hawaii
------------------------------------------------------------------------------
      NUMBER OF       7.  SOLE VOTING POWER (See Item 6)
        SHARES            0
     BENEFICIALLY    ---------------------------------------------------------
       OWNED BY       8.  SHARED VOTING POWER (See Item 6)
         EACH             263,041,369 Covered Shares(1) and Uncovered Shares(1)
      REPORTING           in the aggregate(2) held by Covered Persons(1)
        PERSON            5,455,197 shares(2) held by KAA(1)
         WITH             14,743,610 shares held by SMBC(1)
                     ---------------------------------------------------------
                      9.  SOLE DISPOSITIVE POWER (See Item 6)
                          5,455,197
                     ---------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER (See Item 6)
                          0
------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,455,197(3)
------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                             [x]
------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%(3)
------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        00
------------------------------------------------------------------------------




--------------------------------

(1)  For a definition of this term, please see Item 2.

(2) Each of KAA and the Estate of Bernice Pauahi Bishop may be deemed to be members of a "group" with SMBC and the Covered Persons. Each of KAA and the Estate of Bernice Pauahi Bishop disclaims beneficial ownership of shares of Common Stock held by SMBC and the Covered Persons.

(3) Excludes 263,041,369 and 14,743,610 shares of Common Stock held by the Covered Persons and SMBC, respectively, as to which each of KAA and the Estate of Bernice Pauahi Bishop disclaims beneficial ownership of shares of Common Stock held by SMBC and Covered Persons.

---------------------------
CUSIP NO. 38141G 10 4                13D
---------------------------

------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        Estate of Bernice Pauahi Bishop
------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        As to a group consisting of the KAA(1) and the
              Estate of Bernice Pauahi Bishop                          (a) [x]
        As to a group consisting of the Covered Persons(1) and SMBC(1) (b) [x]
------------------------------------------------------------------------------
    3.  SEC USE ONLY
------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS
        OO
------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [ ]
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Hawaii
------------------------------------------------------------------------------
      NUMBER OF       7.  SOLE VOTING POWER (See Item 6)
        SHARES            0
     BENEFICIALLY    ---------------------------------------------------------
       OWNED BY       8.  SHARED VOTING POWER (See Item 6)
         EACH             263,041,369 Covered Shares(1) and Uncovered Shares(1)
      REPORTING           in the aggregate(2) held by Covered Persons(1)
        PERSON            5,455,197 shares(2) held by KAA(1)
         WITH             14,743,610 shares held by SMBC(1)
                     ---------------------------------------------------------
                      9.  SOLE DISPOSITIVE POWER (See Item 6)
                          5,455,197
                     ---------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER (See Item 6)
                          0
------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,455,197(3)
------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                             [x]
------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%(3)
------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        00
------------------------------------------------------------------------------




--------------------------------

(1)  For a definition of this term, please see Item 2.

(2) Each of KAA and the Estate of Bernice Pauahi Bishop may be deemed to be members of a "group" with SMBC and the Covered Persons. Each of KAA and the Estate of Bernice Pauahi Bishop disclaims beneficial ownership of shares of Common Stock held by SMBC and the Covered Persons.

(3) Excludes 263,041,369 and 14,743,610 shares of Common Stock held by the Covered Persons and SMBC, respectively, as to which each of KAA and the Estate of Bernice Pauahi Bishop disclaims beneficial ownership of shares of Common Stock held by SMBC and Covered Persons.

     This Amendment No. 5 to the Schedule 13D amends and restates in its entirety such Schedule 13D. This Amendment No. 5 is being filed because on April 26, 2001, KAA and the Bishop Estate (each as defined below) entered into an Underwriting Agreement with GS Inc. (as defined below) and Goldman, Sachs & Co. ("GS&Co.") pursuant to which, on May 1, 2001, KAA and the Bishop Estate sold an aggregate of 4,032,513 shares of Common Stock of GS Inc. (as defined below) to the underwriters listed therein (the "Underwriters") at $89.635 per share. The Common Stock was offered to the public at $91.00 per share pursuant to a prospectus (the "Prospectus") dated April 26, 2000 and made part of the Registration Statement on Form S-3 filed by GS Inc. (File No. 333-59260) (the "Registration Statement").

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc., a Delaware corporation (together with its subsidiaries and affiliates, "GS Inc."). The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

Item 2. Identity and Background

     (a), (b), (c), (f) This Schedule 13D is being filed by Kamehameha Activities Association, a Hawaii not-for-profit corporation ("KAA"), which is wholly owned by the Estate of Bernice Pauahi Bishop, a private educational charitable trust organized under the laws of the State of Hawaii (the "Bishop Estate"). KAA is organized exclusively for the benefit of, and to carry out the purposes of the Bishop Estate. The Bishop Estate is a private educational charitable trust organized under the laws of the State of Hawaii for the purposes of operating primary and secondary educational institutions for the children of native Hawaiians. The address of KAA's and the Bishop Estate's principal business and office is 567 South King Street, Honolulu, Hawaii 96813. The name, citizenship, business address and present principal occupation or employment of the directors and executive officers of each of KAA and the Bishop Estate is set forth in Annex A to this Schedule 13D.

     This Schedule contains certain information relating to (i) certain managing directors of GS Inc. who beneficially own Common Stock subject to a Shareholders' Agreement ("Covered Shares"), dated as of May 7, 1999, to which these managing directors of GS Inc. are party (as amended from time to time, the "Shareholders' Agreement" and such managing directors, the "Covered Persons") and (ii) SMBC Capital Markets, Inc. (formerly known as Sumitomo Bank Capital Markets, Inc.) ("SMBC"), who may be deemed to be members of a "group" with KAA or the Bishop Estate. Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of: (i) the Covered Shares; (ii) shares of Common Stock which may be purchased from time to time by Covered Persons for investment purposes which are not subject to the Shareholders' Agreement ("Uncovered Shares") and (iii) the shares of Common Stock subject to the Voting Agreement between SMBC and GS Inc. (the "SMBC Shares"), referred to below (see
Item 6). All information contained in this Schedule relating to the Covered Persons and SMBC has been derived from the filings of GS Inc. and SMBC with the Securities and Exchange Commission, including, but not limited to, the Prospectus dated April 26, 2001, made part of the Registration Statement, Amendment No. 14 to Schedule 13D filed by the Covered Persons on March 29, 2001 and Amendment No. 4 to Schedule 13D filed by SMBC on February 8, 2001. The Covered Persons and SMBC each have filed a Schedule 13D with respect to the shares of Common Stock and other equity securities of GS Inc. which they beneficially own; the reader is referred to such filings and any amendments thereto for more recent and complete information relating to the Covered Persons and SMBC.

     (d), (e) Except as described in Annex B, during the last five years, none of KAA or the Bishop Estate or, to the best knowledge of KAA or the Bishop Estate, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Common Stock was acquired by KAA and the Bishop Estate in exchange for their interests in The Goldman Sachs Group L.P. ("Group L.P.") and certain of its affiliates.

Item 4. Purpose of Transactions

     KAA and the Bishop Estate acquired the Common Stock reported hereunder in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering. On April 26, 2001, KAA and the Bishop Estate entered into an Underwriting Agreement with GS Inc. and GS&Co. to sell 4,032,513 shares of Common Stock of GS Inc. to the Underwriters, and on May 1, 2001, the shares were sold to the Underwriters at $89.635 per share. The shares of Common Stock were offered to the public at $91.00 per share. KAA and the Bishop Estate received $361,454,302 in proceeds (after an underwriting discount and before offering expenses) in the underwritten public offering. Except as described in Item 6, none of KAA or the Bishop Estate or their respective executive officers or directors has any plans or proposals which relate to or would result in their acquisition of additional Common Stock or any of the other events described in Item 4(a) through 4(j).

     Each of KAA and the Bishop Estate and their respective executive officers and directors is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and their interests in and with respect to GS Inc. Accordingly, each of KAA and the Bishop Estate and their respective executive officers and directors may change their plans and intentions at any time and from time to time. In particular, each of KAA and the Bishop Estate and their respective executive officers and directors may at any time and from time to time acquire or dispose of shares of Common Stock.

Item 5. Interest in Securities of the Issuer

     (a) Rows (11) and (13) of the cover pages to this Schedule (including the footnotes thereto) and Annex A are hereby incorporated by reference. Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the SMBC Shares.

     (b) Rows (7) through (10) of the cover pages to this Schedule and Annex A including the footnotes thereto set forth the percentage range of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition, and the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote the Common Stock subject to the Voting Agreement between KAA, the Bishop Estate and GS Inc. referred to below (see
Item 6) (the "KAA Shares") is shared with the Covered Persons, as described below in response to Item 6. Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the SMBC Shares.

     (c) Except as described in Annex C, neither KAA or the Bishop Estate, or to the best knowledge of KAA or the Bishop Estate, any of their respective executive officers or directors, has effected any transactions in Common Stock during the past 60 days. Amendment No. 14 to the Schedule 13D filed by the Covered Persons on March 29, 2001 reports certain transactions in the Common Stock effected by the Covered Persons during the 60 days preceding such filing; the reader is referred to such filings for information relating to such transactions.

     (d), (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

KAA VOTING AGREEMENT

     KAA and the Trustees of the Bishop Estate have entered into a voting agreement with GS Inc., dated April 30, 1999 (the "KAA Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc. It is expected that for so long as the Shareholders' Agreement remains in effect, the KAA Voting Agreement will result in the shares of Common Stock owned by KAA being voted in the same manner as the Covered Shares. The Covered Persons and SMBC are not parties to the KAA Voting Agreement, and the KAA Voting Agreement is not enforceable by the Covered Persons or SMBC, will continue to exist independent of the existence of the Shareholders' Agreement and the SMBC Voting Agreement and may be amended, waived or canceled by GS Inc. without any consent or approval of the Covered Persons or SMBC. The KAA Voting Agreement is incorporated by reference as an exhibit to this Schedule 13D and the foregoing summary is qualified in its entirety by reference thereto.

     Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of the Covered Shares.


SHAREHOLDERS' AGREEMENT

     GS Inc. has disclosed that the Covered Persons are party to the Shareholders' Agreement. The Covered Shares subject to the Shareholders' Agreement are subject to certain voting restrictions and restrictions on transfer of ownership by the Covered Persons, as more fully set forth in the Shareholders' Agreement.

     Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of the Covered Shares.

SMBC VOTING AGREEMENT

     GS Inc. has disclosed that SMBC has entered into a voting agreement with GS Inc., dated April 30, 1999 (the "SMBC Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc.

     Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of the SMBC Shares.

UNDERWRITING AGREEMENT

     On April 26, 2001, KAA and the Bishop Estate entered into an Underwriting Agreement with GS Inc. and GS&Co. to sell 4,032,513 shares of Common Stock of GS Inc. to the Underwriters, and on May 1, 2001, the shares were sold to the Underwriters at $89.635 per share. The shares of Common Stock were offered to the public at $91.00 per share. KAA and the Bishop Estate received $361,454,302 in proceeds (after an underwriting discount and before offering expenses) in the underwritten public offering. Pursuant to the Underwriting Agreement, KAA and the Bishop Estate have agreed to pay fees and expenses directly relating to the sale and purchase of the shares of Common Stock, including (i) the fees, disbursements and expenses of the Underwriters' counsel and accountants in connection with the preparation, printing and filing of the Registration Statement, the Prospectus and any preliminary prospectus, (ii) the cost of printing or producing the Underwriting Agreement and other documents in connection with the offering, purchase, sale and delivery of the Common Stock, (iii) filing fees and fees and disbursements of counsel in connection with securing any review by the National Association of Securities Dealers, Inc. on the terms of the sale, (iv) the cost and charges of any transfer agent or registrar, (v) their own counsel fees and (vi) all transfer taxes incident to the sale and delivery of the Common Stock. In addition, pursuant to the Underwriting Agreement, KAA and the Bishop Estate have agreed to indemnify the Underwriters against certain liabilities, including those arising under the Securities Act of 1933, as amended. This summary of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement which is filed as an Exhibit to this Schedule.


Item 7.  Material to be Filed as Exhibits

Exhibit        Description
-------        -----------
A.             Voting Agreement, dated as of April 30, 1999, by and among The
               Goldman Sachs Group, Inc., The Trustees of the Estate of
               Bernice Pauahi Bishop and Kamehameha Activities Association
               (incorporated by reference to Exhibit 10.37 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman
               Sachs Group, Inc.).

B.             Underwriting Agreement, dated as of April 26, 2001.

                                                                       ANNEX A


     Information required as to Executive Officers and Directors of KAA and the Bishop Estate, respectively.


Name                         Citizenship     Residence or Business        Present principal              Aggregate Number
                                             Address                      occupation and name of         and Percentage
                                                                          business where such            of Common Stock
                                                                          occupation is conducted        Beneficially Owned
---------------------------- --------------- ---------------------------- ------------------------------ ------------------

Robert Kalani Uichi          USA             567 South King Street #200   President, USS Missouri        None.
Kihune                                       Honolulu, Hawaii 96813       Memorial Association, Inc.
                                                                          and Trustee of the Estate
                                                                          of Bernice Pauahi Bishop

Constance Hee Lau            USA             567 South King Street #200   Chief Operating Officer,       None.
                                             Honolulu, Hawaii 96813       American Savings Bank
                                                                          and Trustee of the Estate
                                                                          of Bernice Pauahi Bishop

J. Douglas Keauhou Ing       USA             567 South King Street #200   Attorney at Law and            None.
                                             Honolulu, Hawaii 96813       Trustee of the Estate of
                                                                          Bernice Pauahi Bishop

Diane J. Plotts              USA             567 South King Street #200   General Partner, Mideast       None.
                                             Honolulu, Hawaii 96813       & China Trading Company
                                                                          and Trustee of the Estate
                                                                          of Bernice Pauahi Bishop

C. Nainoa Thompson           USA             567 South King Street #200   Program Director,              None.
                                             Honolulu, Hawaii 96813       Polynesian Voyaging
                                                                          Society and Trustee of the
                                                                          Estate of Bernice Pauahi
                                                                          Bishop

Wallace G. K. Chin           USA             567 South King Street #200   President, Kamehameha          None.
                                             Honolulu, Hawaii 96813       Activities Association

Wendell F. Brooks, Jr.       USA             567 South King Street #200   Chief Investment Officer,      None.
                                             Honolulu, Hawaii 96813       Kamehameha Schools
                                                                          Bishop Estate and Vice
                                                                          President, Kamehameha
                                                                          Activities Association

Eric K. Yeaman               USA             567 South King Street #200   Chief Financial Officer,       None.
                                             Honolulu, Hawaii 96813       Kamehameha Schools
                                                                          Bishop Estate and
                                                                          Treasurer, Kamehameha
                                                                          Activities Association

Allan Yee                    USA             567 South King Street #200   Senior Counsel,                None.
                                             Honolulu, Hawaii 96813       Kamehameha Schools
                                                                          Bishop Estate and
                                                                          Secretary, Kamehameha
                                                                          Activities Association


                                                                       ANNEX B


    Information required as to proceedings described in Items 2(d) and 2(e)


     None.

                                                                       ANNEX C


Item  5(c). Description of all transactions in the Common Stock effected during the last 60 days by KAA or the Bishop Estate, or, to the best knowledge of KAA or the Bishop Estate, their respective executive officers and directors.


            On April 26, 2001, KAA and the Bishop Estate entered into an Underwriting Agreement to sell 4,032,513 shares of Common Stock to the Underwriters at $89.635 per share pursuant to a registered public offering and, on May 1, 2001, received $361,454,302 in proceeds (after an underwriting discount and before offering expenses). The shares of Common Stock were offered to the public at $91.00 per share.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2001



                                        KAMEHAMEHA ACTIVITIES ASSOCIATION



                                        By:  /s/ Wallace G. K. Chin
                                           -------------------------------
                                        Name:  Wallace G. K. Chin
                                        Title: President





                                        ESTATE OF BERNICE PAUAHI BISHOP



                                        By:  /s/ Eric Yeaman
                                           -------------------------------
                                        Name:  Eric Yeaman
                                        Title: Chief Financial Officer

                                 EXHIBIT INDEX


Exhibit                    Description
-------                    -----------

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Trustees of the Estate of Bernice Pauahi Bishop and Kamehameha Activities Association (incorporated by reference to Exhibit 10.37 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

B.             Underwriting Agreement, dated as of April 26, 2001.